
                                                               EXHIBIT (a)(1)(A)

                                [EMERITUS LOGO]
       OFFER TO EXCHANGE OPTIONS UNDER THE EMERITUS STOCK INCENTIVE PLAN

     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5 P.M., PACIFIC STANDARD
TIME, ON JUNE 7, 2001 UNLESS THE OFFER IS EXTENDED.

     Emeritus Corporation is offering to exchange all outstanding options to purchase shares of our common stock granted under the Emeritus Corporation
Amended and Restated 1995 Stock Incentive Plan (the "Stock Incentive Plan") held by our current employees for new options we will grant under the Stock Incentive
Plan. We are making the offer upon the terms and subject to the conditions set forth in this offer to exchange and in the related election form (which, together with any amendments or supplements hereto or thereto, collectively constitute the "offer"). The number of shares of our common stock subject to new options to be granted to each option holder will be equal to the number of shares subject to the options tendered by such option holder and accepted for exchange. We will grant the new options on or about the first business day that is at least six months and one day after the date we cancel the options accepted for exchange. We will not accept partial tenders of options. You must tender all or none of your options granted under the Stock Incentive Plan.

     The offer is not conditioned on any minimum number of options being exchanged. The offer, however, is subject to certain other conditions that we describe in Section 6 of this offer to exchange.

     If you tender your options for exchange as described in the offer, we will grant you new options under the Stock Incentive Plan and a new option letter agreement between you and us. The exercise price of the new options will be equal to the higher of the last reported sale price of our common stock on the American Stock Exchange ("AMEX") on the date of grant or $1.50 per share. The new options, unlike the options you tender for exchange (which vest either over three years, 33 1/3% after each year from the date of grant, or over five years, 20% after each year from the date of grant), will vest over 2 1/2 years from the date we grant the new options under the following vesting schedule: 33 1/3% will vest six months after the date of grant; 33 1/3% will vest 18 months after the date of grant; and 33 1/3% will vest 30 months after the date of grant.

     ALTHOUGH OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER, NEITHER WE NOR OUR
BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT YOU SHOULD
TENDER YOUR OPTIONS FOR EXCHANGE. YOU MUST MAKE YOUR OWN DECISION WHETHER TO
TENDER YOUR OPTIONS.

     Shares of our common stock are traded on the AMEX under the ticker symbol
"ESC". On May 4, 2001, the last reported sale price of the common stock on AMEX was $1.29 per share. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR
OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE
FAIRNESS OR MERITS OF SUCH TRANSACTION OR THE ACCURACY OR ADEQUACY OF THE
INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

     You should direct questions about the offer or requests for assistance or for additional copies of the offer to exchange or the election form to Tom
Cranney, Director of Compensation and Benefits, or Kellie Murray, Vice
President, Human Resources, Emeritus Corporation, 3131 Elliott Avenue, Suite
500, Seattle, Washington 98121 (telephone: (206) 298-2909 or 1-800-429-4828).

May 9, 2001
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                                    CONTENTS

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                                                              PAGE
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
SUMMARY TERM SHEET..........................................    1
INTRODUCTION................................................    5
THE OFFER...................................................    6
   1.  Number of Options; Expiration Date...................    6
   2.  Purpose of the Offer.................................    6
   3.  Procedures for Making an Election and Tendering
       Options..............................................    7
   4.  Withdrawal Rights....................................    8
   5.  Acceptance of Options for Exchange and Issuance of
       New Options..........................................    8
   6.  Conditions of the Offer..............................    9
   7.  Price Range of Common Stock Underlying the Options...   11
   8.  Source and Amount of Consideration; Terms of New
       Options..............................................   11
   9.  Information Concerning Emeritus Corporation..........   13
  10.  Interests of Directors and Officers; Transactions and
       Arrangements Concerning the Options..................   16
  11.  Status of Options Acquired by Us in the Offer;
       Accounting Consequences of the Offer.................   19
  12.  Legal Matters; Regulatory Approvals..................   19
  13.  Material Federal Income Tax Consequences.............   20
  14.  Extension of Offer; Termination; Amendment...........   21
  15.  Fees and Expenses....................................   22
  16.  Additional Information...............................   22
  17.  Forward-Looking Statements; Miscellaneous............   23
SCHEDULE A  INFORMATION COVERING THE DIRECTORS AND EXECUTIVE
            OFFICERS OF EMERITUS CORPORATION................  A-1

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                               SUMMARY TERM SHEET

     We are offering to exchange all stock options that are outstanding under the Emeritus Corporation Amended and Restated 1995 Stock Incentive Plan (the "Stock Incentive Plan") held by our current employees for new options we will grant under the Stock Incentive Plan. Through a question and answer format, this Summary Term Sheet will explain to you the important terms of the offer. This explanation will assist you in deciding whether to tender your options. This Summary Term Sheet serves only as an introduction, and we urge you to read carefully the remainder of this offer to exchange and the accompanying election form in order to fully educate yourself on the details of the offer. Cross-referenced text refers to pages within this offer to exchange, unless otherwise noted.

Q: WHAT SECURITIES ARE WE OFFERING TO EXCHANGE?

A: We are offering to exchange all stock options outstanding under the Stock
   Incentive Plan held by our current employees.

Q: WHAT IS THE PURPOSE OF THE OFFER?

A: Since we believe that providing employees with the benefit of owning options that may increase in value over time creates performance incentives for such employees and thereby maximizes shareholder value, we felt it appropriate to offer this exchange program. Our outstanding options, whether or not currently exercisable, have exercise prices significantly higher than the current market price of our common stock. As such, we believe these options are unlikely to be exercised in the foreseeable future. (Page 8)

Q: WHY DON'T WE SIMPLY REPRICE THE CURRENT OPTIONS?

A: "Repricing" existing options would result in variable accounting for such options. Such variable accounting could potentially require us to record, for financial reporting purposes, compensation expense each quarter until such repriced options are exercised or cancelled or would expire.

Q: WHAT ARE THE CONDITIONS OF THE OFFER?

A: The offer is not conditioned on any minimum number of optionees tendering any minimum number of options. The offer, however, is subject to a number of other conditions, including the conditions described in Section 6. (Page 11)

Q: ARE THERE ANY ELIGIBILITY REQUIREMENTS I MUST SATISFY AFTER THE EXPIRATION
   DATE OF THE OFFER IN ORDER TO RECEIVE THE NEW OPTIONS?

A: To receive a grant of new options pursuant to the offer and under the terms of the Stock Incentive Plan, you must be an employee of Emeritus from the date you tender options through the date we grant the new options. As discussed below, we will not grant the new options until on or about the first business day that is at least six months and one day after the date we cancel the options accepted for exchange. IF YOU ARE NOT AN EMPLOYEE OF EMERITUS OR ONE OF ITS SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE AND CANCELLED. (Page 7)

Q: HOW MANY NEW OPTIONS WILL I RECEIVE IN EXCHANGE FOR MY TENDERED OPTIONS?

A: We will grant you new options to purchase the number of shares of our common stock that is equal to the number of shares of common stock subject to the options you tender. All new options will be granted under the Stock Incentive Plan and will be subject to the terms and conditions of such plan and a new option letter agreement between you and us. The option letter agreement will be in substantially the same form as the option letter agreement or agreements for your current options. (Pages 7 and 13)

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Q: IF I CHOOSE TO TENDER OPTIONS FOR EXCHANGE, DO I HAVE TO TENDER ALL MY
   OPTIONS?

A: Yes. We will not accept partial tenders of options. You must tender all or none of your options granted under the Stock Incentive Plan. (Page 7)

Q: WHEN WILL I RECEIVE MY NEW OPTIONS?

A: We will grant the new options on or about the first business day that is at least six months and one day after the date we cancel the options accepted for exchange. For example, if we cancel tendered options on June 8, 2001, which is the first business day following the scheduled expiration date of the offer, the grant date for the new options will be on or about December 10, 2001. (Page 7)

Q: WHY WON'T I RECEIVE MY NEW OPTIONS IMMEDIATELY AFTER THE EXPIRATION DATE OF
   THE OFFER?

A: If we were to grant the new options ON ANY DATE that is earlier than six months and one day after the date we cancel the options accepted for exchange, we potentially could be required, for financial reporting purposes, to record compensation expense. By deferring the grant of new options for at least six months and one day, we believe we will not have to record such compensation expense. (Page 22)

Q: IF I TENDER OPTIONS IN THE OFFER, WILL I BE ELIGIBLE TO RECEIVE OTHER OPTION
   GRANTS BEFORE I RECEIVE MY NEW GRANTS?

A: If we accept options you tender in the offer, we cannot grant you any new options until the first business day that is six months and a day after the date we cancel the options tendered for exchange. Thus, you will not receive any annual, bonus or promotional options for which you may be eligible before the first business day that is six months and one day after we cancel options you tender for exchange pursuant to the offer to avoid potentially incurring compensation expense under accounting rules that could apply to such interim grants as a result of the offer. (Page 21)

Q: WHAT WILL BE THE EXERCISE PRICE OF THE NEW OPTIONS?

A: The exercise price of the new options will be equal to the higher of the last reported sale price of our common stock on AMEX on the date we grant the new options or $1.50 per share. Accordingly, while we cannot predict the exercise price of the new options, the exercise price will be no lower than $1.50 per share. THE PRICE MAY BE HIGHER, LOWER OR THE SAME AS THE EXERCISE PRICE OF THE OPTIONS YOU TENDER FOR EXCHANGE. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS. (Page 13)

Q: WHEN WILL THE NEW OPTIONS VEST?

A: The new options, unlike the outstanding options (which vest either over three years, 33 1/3% after each year from the date of grant, or over five years, 20% after each year from the date of grant), will vest over 2 1/2 years from the date we grant the new options under the following vesting schedule:
   33 1/3% will vest six months after the date of grant; 33 1/3% will vest 18 months after the date of grant; and 33 1/3% will vest 30 months after the date of grant. No portion of the new options we grant will be exercisable immediately, even if the options you tender for exchange are or were scheduled to become exercisable. The vesting schedule of the new options will not begin until the grant date of those options. Therefore, while the new options begin to vest six months after the new grant date, you will lose the benefits of any vesting under options you tender in the offer. After the date of grant, the new options will be exercisable as provided in the Stock Incentive Plan, in the case of disability, death or termination without cause, or a corporate transaction. (Page 13)

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

Q: WILL I HAVE TO WAIT LONGER TO PURCHASE COMMON STOCK UNDER MY NEW OPTIONS THAN
   I WOULD UNDER THE OPTIONS I EXCHANGE?

A: Yes. Since any new options you receive will not be vested, you will lose the benefits of any vesting of the options you tender in the offer. The vesting schedule of the new options will not begin until the grant date of the new options. Since the first portion of the new options will not vest until six months after the grant date, which will occur on or about the first business day that is at least six months and one day after the date we cancel tendered options, you will not be able to purchase any of our common stock upon exercise of the new options until approximately one year after the cancellation date.

Q: WILL THE TERMS OF THE NEW OPTIONS BE THE SAME AS THE TERMS OF THE OPTIONS
   TENDERED FOR EXCHANGE?

A: The new options will be granted under the same option plan (the Stock
   Incentive Plan) as the options tendered for exchange and pursuant to a new option letter agreement between you and us in substantially the same form as the option letter agreement or agreements pursuant to which the tendered options were granted. Therefore, the terms of the new options will be the same as the terms of the options tendered for exchange, except with respect to the exercise price and the vesting schedule. The term of the new options will be the same as the tendered options (10 years from the date of grant, subject to restrictions with respect to granting ISOs to 10% shareholders and unless otherwise established by the Plan Administrator). Since the new options will be granted at a later date than the tendered options, however, the new options will expire on a later date than the tendered options. (Page
   13)

Q: WILL I HAVE TO PAY TAXES IF I EXCHANGE MY OPTIONS IN THE OFFER?

A: If you exchange your current options for new options, we believe you will not be required under current law to recognize income for federal income tax purposes at the time of exchange or at the time we grant new options to you. We recommend, however, that you consult with your own tax advisor to determine the tax consequences of the tender of options under the offer and the receipt of a new option. (Page 23)

Q: IF MY CURRENT OPTIONS ARE INCENTIVE STOCK OPTIONS, WILL MY NEW OPTIONS BE
   INCENTIVE STOCK OPTIONS?

A: If your current options are incentive stock options, we believe that your new options will be granted as incentive stock options to the extent they qualify as incentive stock options under the laws on the date of grant.

   For options to qualify as incentive stock options, the value of the shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined, in general, using the option exercise price. The excess value does not qualify for incentive stock option treatment. To the extent the replacement option exceeds the $100,000 incentive stock option limitation, the remainder of the option will be treated for tax purposes as a nonqualified stock option. Therefore, if the exercise price of your new options is higher than the exercise price of some or all of the options you tender, or you receive additional incentive stock options after you tender options for exchange but before we grant new options, or if the vesting of new options overlaps with other grants of incentive stock options, a portion of the new options may exceed the limits for incentive stock options and will be treated as nonqualified stock options. Also, any portion of the tendered options that became exercisable for the first time in 2001 prior to cancellation would be counted against the $100,000 incentive stock option limitation for the new options. (Page 23)

Q: IF I HAVE INCENTIVE STOCK OPTIONS, WHAT HAPPENS IF I ELECT NOT TO EXCHANGE
   THEM IN THE OFFER?

A: You will not be subject to current income tax if you do not elect to exchange your eligible incentive stock options for new options.

   We do not believe that our offer to you will change any of the terms of your eligible incentive stock options if you do not accept the offer. However, even if you decline the offer, the IRS may characterize our offer to you as a "modification" of those incentive stock options. A successful assertion by the IRS that the options

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   have been modified could extend the holding period necessary for the options to qualify for favorable tax treatment and, by reason of the $100,000 incentive stock limitation discussed above or to the extent the exercise price of your stock options is less than the value of the shares at the time of the offer, could cause a portion of your incentive stock options to be treated as nonqualified stock options. However, any assertion by the IRS, even if successful, will not affect the exercise price or vesting schedule of your stock options, and will not result in current income tax consequences to you. (Page 23)

Q: HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER MY OPTIONS IN THE OFFER?

A: You have until at least 5 p.m., Pacific Standard Time, on June 7, 2001 to tender options in the offer. We will cancel properly tendered and not withdrawn options promptly following the expiration date if conditions to the offer are then met. On the other hand, if the conditions to our offer are not met on the expiration date, we may extend the offer. (Page 25)

Q: HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

A: If the offer is extended past June 7, 2001, we will make a public announcement of the new expiration date. (Page 25)

Q: WHAT DO I NEED TO DO?

A: Regardless of whether you accept or reject the offer, you must properly complete, sign and deliver the election form or a facsimile thereof to us at Emeritus Corporation, 3131 Elliott Avenue, Suite 500, Seattle, Washington 98121, Attn: Tom Cranney, Director of Compensation and Benefits, or Kellie Murray, Vice President, Human Resources, (facsimile: (206) 301-4585), before 5 p.m., Pacific Standard Time, on June 7, 2001. If you accept the offer, you also must return your option letter agreements or an affidavit of lost option letter agreement with respect to the options you tender for exchange. If we extend the offer beyond June 7, 2001, you must deliver these documents before the extended expiration date of the offer. (Page 9)

Q: DURING WHAT PERIOD OF TIME MAY I WITHDRAW PREVIOUSLY TENDERED OPTIONS?

A: You may withdraw your tendered options at any time before June 7, 2001. If we extend the offer beyond June 7, 2001, you may withdraw your tendered options at any time prior to the extended expiration date of the offer. To withdraw tendered options, you must deliver to us a written notice of withdrawal, or a facsimile thereof, with the required information while you still have the right to withdraw the tendered options. Once you have withdrawn options, you may re-tender options only by again following the delivery procedures described above. (Page 10)

Q: WHAT DO WE AND OUR BOARD OF DIRECTORS THINK OF THE OFFER?

A: Our board of directors approved the offer. However, neither we nor our board of directors makes any recommendation as to whether you should tender or refrain from tendering your options. You must make your own decision whether to tender your options.

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Q: WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

A: If you have more questions about the offer or need additional assistance, you should contact:

              TOM CRANNEY, DIRECTOR OF COMPENSATION AND BENEFITS,
                                       OR

                KELLIE MURRAY, VICE PRESIDENT, HUMAN RESOURCES,
                                       AT

                              EMERITUS CORPORATION
                         3131 ELLIOTT AVENUE, SUITE 500
                           SEATTLE, WASHINGTON 98121
                 (TELEPHONE: (206) 298-2909 OR 1-800-429-4828)
                          (FACSIMILE: (206) 301-4585)

                                   IMPORTANT

     Regardless of whether you accept or reject the offer, you must properly complete, sign and deliver the election form or a facsimile thereof to us at Emeritus Corporation, 3131 Elliott Avenue, Suite 500, Seattle, Washington 98121,
Attn: Tom Cranney, Director of Compensation and Benefits, or Kellie Murray, Vice President, Human Resources, (facsimile: (206) 301-4585), before 5 p.m., Pacific Standard Time, on June 7, 2001. If you accept the offer, you also must return your option letter agreements or an affidavit of lost option letter agreement with respect to the options you tender for exchange.

     WE ARE NOT MAKING THE OFFER TO, NOR WILL WE ACCEPT ANY TENDER OF OPTIONS FROM OR ON BEHALF OF, OPTION HOLDERS IN ANY JURISDICTION IN WHICH THE OFFER OR THE ACCEPTANCE OF ANY TENDER OF OPTIONS WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. WE MAY AT OUR DISCRETION, HOWEVER, TAKE ANY ACTIONS NECESSARY FOR US TO MAKE THE OFFER TO OPTION HOLDERS IN ANY SUCH JURISDICTION.

     TO PROPERLY TENDER OPTIONS, OPTION HOLDERS MUST ACCURATELY COMPLETE THE ELECTION FORM AND RETURN THEIR OPTION LETTER AGREEMENT WITH RESPECT TO THOSE OPTIONS.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO EXCHANGE OR IN THE ELECTION FORM. IF MADE OR GIVEN, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                                  INTRODUCTION

     We are offering to exchange all outstanding options to purchase shares of our common stock granted under the Stock Incentive Plan held by our current employees for new options we will grant under the Stock Incentive Plan. We are making the offer upon the terms and subject to the conditions set forth in the offer to exchange and in the related election form (which, together with any amendments or supplements hereto or thereto, collectively constitute the "offer"). The number of shares of common stock subject to the new options to be granted to each option holder will be equal to the number of shares subject to the options tendered by such option holder and accepted for exchange. We will grant the new options on or about first business day that is at least six months and one day after the date we cancel the options accepted for exchange. We will not accept partial tenders of options. You must tender all or none of your options granted under the Stock Incentive Plan.

     The offer is not conditioned on any minimum number of options being exchanged. The offer, however, is subject to a number of other conditions, including the conditions described in Section 6.
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

     If you tender your options for exchange, we will grant you new options under the Stock Incentive Plan and a new option letter agreement between you and us. The exercise price of the new options will be equal to the higher of the last reported sale price of our common stock on AMEX on the date of grant or $1.50 per share. The new options, unlike the options you tender for exchange (which vest either over three years, 33 1/3% after each year from the date of grant, or over five years, 20% after each year for the date of grant), will vest over 2 1/2 years from the date we grant the new option under the following vesting schedule: 33 1/3% will vest six months after the date of grant; 33 1/3% will vest 18 months after the date of grant; and 33 1/3% will vest 30 months after the date of grant.

     As of May 4, 2001, options to purchase 1,256,191 shares of our common stock were issued and outstanding under the Stock Incentive Plan and the Stock Option Plan for Nonemployee Directors, of which options to purchase 1,195,083 shares of our common stock, constituting 97%, are eligible to be exchanged in the offer.

                                   THE OFFER

 1. NUMBER OF OPTIONS; EXPIRATION DATE

     Upon the terms and subject to the conditions of the offer, we will exchange for new options to purchase common stock under the Stock Incentive Plan all outstanding options under the Stock Incentive Plan held by our current employees that are properly tendered and not validly withdrawn in accordance with Section 4 to exchange before the "expiration date," as defined below. We will not accept partial tenders of options. You must tender all or none of your options granted under the Stock Incentive Plan.

     If your options are properly tendered and accepted for exchange, you will be entitled to receive new options to purchase the number of shares of our common stock that is equal to the number of shares subject to the options that you have tendered, subject to adjustments for any stock splits, stock dividends and similar events. All new options will be subject to the terms of the Stock Incentive Plan and to a new option letter agreement between you and us. IF YOU ARE NOT AN EMPLOYEE OF EMERITUS OR ONE OF ITS SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE.

     The term "expiration date" means June 7, 2001, unless and until we, in our sole discretion, have extended the period during which the offer is open, in which event the term "expiration date" refers to the latest time and date on which the offer, as so extended, expires. See Section 14 for a description of our rights to extend, delay, terminate or amend the offer.

 2. PURPOSE OF THE OFFER

     We issued the options outstanding under the Stock Incentive Plan for the following purposes:

     - to enhance the long-term profitability and shareholder value of Emeritus Corporation by offering incentives and rewards to those employees who are key to our growth and success and

     - to encourage our employees to continue their employment with us.

     Since we believe that providing employees with the benefit of owning options that may increase in value over time creates performance incentives for such employees and thereby maximizes shareholder value, we felt it appropriate to offer this exchange program. Many of our outstanding options, whether or not currently exercisable, have exercise prices significantly higher than the current market price of our common stock. As such, we believe these options are unlikely to be exercised in the foreseeable future.

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

     Subject to the foregoing, and except as otherwise disclosed in this offer to exchange or in our filings with the SEC, we presently have no plans or proposals that relate to or would result in:

          (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or our subsidiaries;

          (b) any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

          (c) any material change in our present dividend rate or policy, or our indebtedness or capitalization;

          (d) any material change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer's material terms of employment;

          (e) any other material change in our corporate structure or business;

          (f) our common stock not being authorized for listing on a national securities exchange;

        (g) our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934;

          (h) the suspension of our obligation to file reports pursuant to
     Section 15(d) of the Securities Exchange Act;

          (i) the acquisition by any person of any of our securities or the disposition by any person of any of our securities, other than in connection with the option plan and except that Daniel R. Baty, chairman of the board of directors and chief executive officer, has in the past purchased shares of our common stock in the market and may continue to do so in the future subject to applicable law; or

          (j) any change to our articles of incorporation or bylaws, or any action that may impede the acquisition of control of us by any person.

     Neither we nor our board of directors makes any recommendation as to whether you should tender your options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all the information in this offer to exchange and to consult your own investment and tax advisors. You must make your own decision whether to tender your options for exchange.

 3. PROCEDURES FOR MAKING AN ELECTION AND TENDERING OPTIONS

     Proper Election and Tender of Options. Regardless of whether you accept or reject the offer, you must properly complete, sign and deliver the election form or a facsimile thereof to us at Emeritus Corporation, 3131 Elliott Avenue, Suite 500, Seattle, Washington 98121, Attn: Tom Cranney, Director of Compensation and Benefits, or Kellie Murray, Vice President, Human Resources, (facsimile: (206) 301-4585), before 5 p.m., Pacific Standard Time, on June 7, 2001. If you accept the offer, you also must return your option letter agreement or an affidavit of lost option letter agreements with respect to the options you tender for exchange. If we extend the offer beyond June 7, 2001, you must deliver these documents before the extended expiration date of the offer.

     THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING ELECTION FORMS AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE CHOICE AND RISK OF THE TENDERING OPTION HOLDER. IF DELIVERY IS BY MAIL, WE RECOMMEND REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our sole discretion, all questions as to form of documents and the validity, form and eligibility, including time of receipt and acceptance, of any tender of options. Our determination of these matters will be final and binding on all parties. We reserve the absolute right to reject any and all tenders that we determine not to be in final form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely tendered options that are not validly withdrawn. We also reserve the absolute right to waive any condition of the offer or any defect or irregularity in any tender with respect to any particular options or any particular option holder, whether or not similar defects or irregularities are waived in the case of other option holders. No tender of options will be deemed to have been validly made until all defects and irregularities have been cured or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders or will incur any liability for failure to give any such notice.

     Our Acceptance Constitutes an Agreement. Your tender of options pursuant to the procedures described above will constitute your acceptance of the terms and conditions of the offer. OUR ACCEPTANCE FOR EXCHANGE OF YOUR OPTIONS TENDERED BY YOU PURSUANT TO THE OFFER WILL CONSTITUTE A BINDING AGREEMENT BETWEEN US AND YOU UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER.

     Subject to our rights to extend, terminate or amend the offer, we currently expect that we will accept promptly following the expiration of the offer all properly tendered options that have not been validly withdrawn.

 4. WITHDRAWAL RIGHTS

     You may withdraw your tendered options only in accordance with the provisions of this Section 4.

     You may withdraw your tendered options at any time before the expiration date. If we extend the offer beyond that time, you may withdraw your tendered options at any time until the extended expiration date of the offer. In addition, unless we accept your tendered options for exchange before 12:00 midnight, Pacific Standard Time, on July 5, 2001, you may withdraw your tendered options at any time after 12:00 midnight, Pacific Standard Time, on July 5, 2001.

     To validly withdraw tendered options, an option holder must deliver to us at the address set forth on the back cover of this offer to exchange a written notice of withdrawal, or a facsimile thereof, with the required information, while the option holder still has the right to withdraw the tendered options. The notice of withdrawal must specify the name of the option holder who tendered options to be withdrawn and clearly indicate that the option holder seeks to withdraw the options. Note that partial tenders will not be accepted in the offer. Thus, you may not withdraw only part of your tendered options. You must withdraw all or none of your tendered options.

     You may not rescind any withdrawal. Withdrawn options will thereafter be deemed not properly tendered for purposes of the offer, unless you properly re-tender those options before the expiration date by following the procedures described in Section 3 of this offer to exchange.

     Neither we nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, and or will incur any liability for failure to give any such notice. We will determine, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

 5. ACCEPTANCE OF OPTIONS FOR EXCHANGE AND ISSUANCE OF NEW OPTIONS

     Upon the terms and subject to the conditions of the offer and as promptly as practicable following the expiration date, we will accept for exchange and cancel options properly tendered and not validly withdrawn before the expiration date. If your properly tendered options are accepted for exchange on June 8, 2001, the first business day following the scheduled expiration date of the offer, you will be granted new options on or about December 10, 2001, which is the first business day that is at least six months and one day after the date we accept options for exchange. The exercise price of the new options will be equal to the higher of the fair market value of our common stock on the date of grant or $1.50 per share.

     If we accept options you tender in the offer, we cannot grant you any new options until the first business day that is six months and a day after the date we cancel the options tendered for exchange without potentially incurring adverse accounting consequences. Thus, you will not receive any annual, bonus or promotional options for which you may be eligible before the first business day that is six months and one day after we cancel options you tender for exchange pursuant to the offer.

     Your new options will entitle you to purchase the number of shares of our common stock that is equal to the number of shares subject to the options you tender and we accept for exchange, subject to adjustments for stock splits, stock dividends and similar events. IF YOU ARE NOT AN EMPLOYEE OF EMERITUS OR ONE OF ITS SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE.

     For purposes of the offer, we will be deemed to have accepted for exchange options that are validly tendered and not properly withdrawn when we give oral or written notice to the options holders of our acceptance for exchange of such options, which may be by press release. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly following the expiration date all properly tendered options that are not validly withdrawn. Promptly after we so accept tendered options for exchange, we will send each tendering option holder a letter indicating the number of shares subject to the options that we have accepted for exchange, the corresponding number of shares that will be subject to the new options and the expected grant date of the new options.

 6. CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the offer, we will not be required to accept any options for exchange, and we may terminate or amend the offer and may postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time on or after May 9, 2001 and prior to the expiration date, we determine that any of the following events has occurred, and, in our reasonable judgement, the occurrence of the event makes it inadvisable for us to proceed with the offer or to accept and cancel options tendered to us:

          a. there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the issuance of new options or otherwise relates in any manner to the offer or (ii) in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Emeritus and its subsidiaries or otherwise materially impair in any way the contemplated future conduct of our business or the business of our subsidiaries or materially impair the contemplated benefits of the offer to us;

          b. there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or to Emeritus or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the our reasonable judgment, would or might directly or indirectly
     (i) make the acceptance for exchange of, or issuance of new options for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer, (ii) delay or restrict our ability, or render us unable to accept for exchange, or issue new options for, some or all of the tendered options, (iii) materially impair the contemplated benefits of the offer to us, or (iv) materially and adversely affect the business, condition (financial or other), income, operations or prospects of Emeritus or our subsidiaries or otherwise materially impair in any way the contemplated future conduct of our business or the business of our subsidiaries or materially affect the contemplated benefits of the offer to us;

          c. there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States, or (v) any decline in either the Dow Jones Industrial Average or the Standard & Poor's Index of 500 Industrial Companies by an amount in excess of 10% measured from the close of business on May 9, 2001;

          d. a tender or exchange offer for any or all of our common stock, or any merger, business combination or other similar transaction proposal involving us, shall have been proposed, announced or made by any person;

          e. (i) any entity, person or "group" (as that term is used in Section 13(d)(3) of the Securities Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the SEC on or before May 9, 2001), (ii) any such entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before the expiration date shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock, or (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our assets or securities; or

          f. any change or changes shall have occurred in the business, financial condition, assets, income, operations, prospects or stock ownership of Emeritus or its subsidiaries that, in our reasonable judgment, is or may have a material adverse significance to Emeritus or its subsidiaries.

     The conditions to the offer are for our sole benefit, and we may assert them regardless of the circumstances giving rise to any such condition. We may waive these conditions in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

 7. PRICE RANGE OF COMMON STOCK UNDERLYING THE OPTIONS

     Our common stock has been traded on the AMEX under the symbol "ESC" since November 21, 1995, the date of our initial public offering. The following table sets forth for the periods indicated the high and low closing prices for our common stock as reported on AMEX.

                                                           HIGH        LOW
                                                         --------    --------
1998
First Quarter..........................................  $13.5000    $     10.6876
Second Quarter.........................................  $13.3750    $     10.7500
Third Quarter..........................................  $12.4375    $      9.1250
Fourth Quarter.........................................  $11.3750    $      8.6250

1999
First Quarter..........................................  $15.1250    $     11.3750
Second Quarter.........................................  $12.1250    $      9.7500
Third Quarter..........................................  $10.0000    $      7.5000
Fourth Quarter.........................................  $ 7.8125    $      5.1250

2000
First Quarter..........................................  $ 7.0000    $      4.2500
Second Quarter.........................................  $ 4.1875    $      2.5000
Third Quarter..........................................  $ 3.5000    $      2.1250
Fourth Quarter.........................................  $ 2.0000    $      1.1250

2001
First Quarter..........................................  $ 1.75      $      0.90

     On May 4, 2001 the last reported sale price per share of our common stock as reported on AMEX was $1.29 per share.

 8. SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS

     Consideration. We will issue new options to purchase common stock under the Stock Incentive Plan in exchange for outstanding options under the Stock Incentive Plan held by our current employees that are properly tendered and accepted for exchange by us. We will grant the new options on or about the first business day that is at least six months and one day after the date we cancel the options accepted for exchange. The number of shares of common stock subject to the new options to be granted to each option holder will be equal to the number of shares subject to the options tendered by such option holder and accepted for exchange, subject to adjustments for any stock splits, stock dividends and similar events. If we receive and accept tenders of all options under the Stock Incentive Plan that are subject to the offer, we will grant new options to purchase a total of 1,195,030 shares of our common stock. The common stock issuable upon exercise of the new options will equal approximately 11.77% of the total shares of our common stock outstanding as of April 1, 2001.

     Terms of New Options. The new options will be issued under the Stock Incentive Plan and a new option letter agreement between us and each option holder who has tendered options that we have accepted for exchange. Except with respect to the exercise price and vesting schedule and as otherwise specified in the offer, the terms and conditions of the new options will be substantially the same as the terms and conditions of the options tendered for exchange. The following description summarizes the material terms of the Stock Incentive Plan and the options granted under such plan.

     General. The number of shares of common stock subject to the Stock Incentive Plan is 2,250,000. Any unpurchased shares of common stock subject to awards granted under the Stock Incentive Plan that expire or terminate without shares of common stock having been issued in connection therewith may be used for subsequent grants under the Stock Incentive Plan. The Stock Incentive Plan permits the granting of options intended to qualify as incentive stock options ("ISOs") under the Internal Revenue Code and the granting of options that do not qualify as incentive stock options ("NSOs").

     Administration. The Stock Incentive Plan is administered by a committee or committees of our board of directors (the "Plan Administrator") that has been authorized by the board of directors to do so. All members of the Plan Administrator serve for such terms as the board of directors determines and are appointed and may be removed by the board of directors. The Plan Administrator is authorized to administer and interpret the Stock Incentive Plan, subject to its express provisions, and to make all determinations necessary or advisable for the administration of the Stock Incentive Plan.

     Term. Subject to restrictions with respect to granting ISOs to 10% shareholders, the Plan Administrator will establish the term of each option or, if not so established, will be 10 years from the date of grant.

     If ISOs are granted to employees who own more than 10% of the total combined voting power of all classes of our stock or the stock of a parent or subsidiary corporation, the term of such ISOs may not exceed five years and the exercise price may not be less than 110% of the fair market value of the common stock at the time an ISO is granted.

     Exercise Price. Options granted under the Stock Incentive Plan may be ISOs or NSOs. The option price for each option granted under the Stock Incentive Plan will be determined by the Plan Administrator, but will be not less than 100% of the common stock's fair market value on the date of grant with respect to ISOs and not less than 85% of fair market value with respect to NSOs. For purposes of the Stock Incentive Plan, "fair market value" means the closing price of our common stock as reported on AMEX or, if there is no closing price, the mean between the high and low per share sale prices for the common stock on the day the option is granted. If no common stock was traded on such day, fair market value will be determined on the next succeeding day on which the common stock is traded.

     The exercise price of the new options, however, will be equal to the higher of the last reported sale price of our common stock on AMEX on the date we grant the new options or $1.50 per share. Accordingly, while we cannot predict the exercise price of the new options, the exercise price will be no lower than $1.50 per share. THE PRICE MAY BE HIGHER, LOWER OR THE SAME AS THE EXERCISE PRICE OF THE OPTIONS YOU TENDER FOR EXCHANGE. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS.

     Vesting and Exercise. The new options, unlike the outstanding options (which vest either over three years, 33 1/3% after each year from the date of grant, or over five years, 20% after each year from the date of grant), will vest over 2 1/2 years from the date we grant the new option under the following vesting schedule: 33 1/3% will vest six months after the date of grant; 33 1/3% will vest 18 months after the date of grant; and 33 1/3% will vest 30 months after the date of grant. The vesting schedule of the new options will not begin until the grant date of those options. After the date of grant of the new options, the Plan Administrator will determine the circumstances under which the new option will be exercisable in the event the optionee ceases to provide services to us or one of our subsidiaries. If not so established, the new option generally will be exercisable for three years after termination of services as a result of retirement, early retirement at our request, disability or death and for three months after all other terminations. An option will immediately terminate if the optionee's services are terminated for cause, as defined in the Stock Incentive Plan.

     Payment of Exercise Price. The exercise price for shares purchased under options must be paid in cash or by check, except that the Plan Administrator may authorize payment in cash and/or already owned common stock, a full-recourse promissory note, delivery of a properly executed exercise notice, together with irrevocable instructions to a broker, or such other consideration as the Plan Administrator may specify. The optionee must pay us applicable withholding taxes upon exercise of the option as a condition to receiving the stock certificates.

     Transferability. No option will be assignable or otherwise transferable by the optionee other than by will or the laws of descent and distribution and, during the optionee's lifetime, may be exercised only by the optionee. To the extent permitted by the Plan Administrator and applicable law, an optionee may assign or transfer an NSO, but such option transfer will remain subject to the terms and conditions of the option letter agreement for those options.

     Termination of Employment: IF YOU ARE NOT AN EMPLOYEE OF EMERITUS OR ONE OF ITS SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. This means that if you die or quit, with or without reason, or we terminate your employment, with or without cause, prior to the date we grant the new options, you will not receive anything for the options you tendered and we cancelled.

     Termination. Our board of directors may terminate, modify or amend the Stock Incentive Plan, subject to shareholder approval in certain instances, as set forth in the Stock Incentive Plan. The Stock Incentive Plan also may be terminated, modified or amended by our shareholders. No ISOs may be granted under the Stock Incentive Plan 10 years after the date the Stock Incentive Plan was adopted by our board of directors.

     Registration of Option Shares. We are not obligated to register for offering or resale under the Securities Act, or register or qualify under any state securities laws, any shares of our common stock or any security or interest in a security paid or issued under, or created by, the Stock Incentive Plan. We may issue certificates for shares with such legends and subject to such restrictions on transfer and stop-transfer instructions as our counsel deems necessary or desirable for our compliance with federal and state securities laws.

     Effect of Corporate Transactions. In the event of certain mergers or consolidations or a sale of substantially all the assets or a liquidation, each option that is at the time outstanding will automatically accelerate so that each such option will, immediately prior to such corporate transaction, become 100% vested, except that such option will not so accelerate if and to the extent: (a) such option is, in connection with the corporate transaction, either to be assumed by the successor corporation or parent thereof or to be replaced with a comparable award for the purchase of shares of the capital stock of the successor corporation or its parent corporation or (b) acceleration of such option would, in the opinion of our accountants, render unavailable "pooling-of-interests" accounting. Any such options that are assumed or replaced in the corporate transaction and do not otherwise accelerate at that time will be accelerated in the event the optionee's employment or services should subsequently terminate within two years following such corporate transaction, unless such employment or services are terminated by us for cause or by the optionee voluntarily without good reason.

     In the event of a merger or consolidation with, or sale of substantially all our assets or stock to, another entity before we grant the new options pursuant to the offer, it would be our intent to negotiate the terms of that corporate transaction such that employees who tender options pursuant to the offer would receive options to purchase securities of the acquiror. We have the right, however, to take any actions we deem necessary or appropriate to complete a transaction that our board of directors believes is in our best interest and our shareholders' best interest. This could include terminating the offer and any obligation to grant new options. If we were to terminate the offer in connection with a corporate transaction, tendering option holders would not receive options to purchase securities of the acquiror or any other consideration for their tendered options. A corporate transaction will not accelerate the grant date of the new options granted pursuant to the offer.

     Federal Income Tax Consequences. You should refer to Section 13 for a discussion of the U.S. federal income tax consequences of the new options, as well as the federal income tax consequences of participating in the offer.

 9. INFORMATION CONCERNING EMERITUS CORPORATION

     General. We are a Washington Corporation, with our principal executive offices located at 3131 Elliott Avenue, Suite 500, Seattle, Washington 98121. Our telephone number at this address is (206) 298-2909. Emeritus is a national provider of assisted living and related services to seniors. We are one of the largest developers and operators of freestanding assisted living communities throughout the United States and have commenced development of assisted living facilities in Japan. These communities provide a residential housing alternative for senior citizens who need help with the activities of daily living with an emphasis on assistance with personal care services to provide residents with an opportunity to age in place. We currently hold interests in 135 communities representing capacity for approximately 12,400 residents in 29 states and Japan. Our common stock is traded on the American Stock Exchange under the symbol ESC and our home page can be found on the Internet at www.emeritus.com.

     Financial Information. Set forth below is certain summary financial information relating to us for the periods indicated. The summary financial information (other than ratio of earnings to fixed charges and book value per share) set forth below for the years ended December 31, 2000 and 1999 has been derived from the audited financial statements contained in the our Annual Report on Form 10-K for the year ended December 31, 2000 (the "Form 10-K"). More comprehensive financial information is included in the Form 10-K and other documents we have filed with the SEC. The financial information that follows is qualified in its entirety by reference to such reports and other documents, including the financial statements and related notes contained therein. The Form 10-K and other such documents may be examined and copies may be obtained from the offices of the SEC in the manner set forth below in Section 16.

                         SUMMARY FINANCIAL INFORMATION

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1999          2000
                                                              ----------    ----------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
  Current assets............................................   $ 35,824      $ 24,615
  Noncurrent assets.........................................    162,546       153,464
  Current liabilities.......................................     28,996       105,782
  Noncurrent liabilities....................................    181,081       112,596
  Minority interests........................................        583           504
  Redeemable preferred stock................................     25,000        25,000
  Book value per share......................................        N/A

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1999          2000
                                                              ----------    ----------
                                                               (IN THOUSANDS, EXCEPT
                                                                     PER SHARE)
STATEMENT OF OPERATIONS DATA:
  Total operating revenues..................................   $122,642      $125,192
  Operating expenses........................................    124,821       125,711
  Loss from operations......................................     (2,197)         (519)
  Loss before extraordinary item............................    (20,704)      (21,936)
  Net loss..................................................    (21,037)      (21,936)
  Preferred stock dividends.................................      2,250         5,327
  Net loss to common shareholders...........................    (23,287)      (27,263)
  Net loss per common share-basic and diluted...............      (2.22)        (2.69)
  Ratio of earnings to fixed charges........................        (a)           (b)

---------------
(a) Due to the 1999 loss, the ratio was below 1:1; additional earnings of $20,318 would have been required to achieve a ratio of 1:1.

(b) Due to the 2000 loss, the ratio was below 1:1; additional earnings of $21,237 would have been required to achieve a ratio of 1:1.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings. Earnings is defined as pretax income (loss) from continuing operations before losses of equity investees, adjusted by adding fixed charges and excluding interest capitalized during the period. Fixed charges means the total of interest expense and amortization of financing costs, and the estimated interest component of rental expense on operating leases.

                                                              YEARS ENDED DECEMBER
                                                                      31,
                                                              --------------------
                                                                1999        2000
                                                              --------    --------
                                                                 (IN THOUSANDS)
Net loss before losses from equity investees and
  extraordinary item........................................  (20,318)    (21,237)
Fixed Charges:
  Interest expense and amortization of debt issuance costs
     and discounts on all indebtedness......................  $13,751     $15,068
  Interest portion of rent expense..........................    8,378       8,223
                                                              -------     -------
          Total fixed charges...............................   22,129      23,291
                                                              -------     -------
Earnings before extraordinary item and fixed charges........    1,811       2,054
                                                              =======     =======
Ratio of earnings to fixed charges..........................      (a)         (b)
                                                              =======     =======

---------------
(a) Due to the 1999 loss, the ratio was below 1:1; additional earnings of $20,318 would have been required to achieve a ratio of 1:1.

(b) Due to the 2000 loss, the ratio was below 1:1; additional earnings of $21,237 would have been required to achieve a ratio of 1:1.

     The financial information included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, particularly pages 25 through 33 and F-1 through F-23, is incorporated herein by reference. See Section 16 of this offer to exchange for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

10. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS

     A list of our directors and executive officers is attached to this offer to exchange as Schedule A. As of April 1, 2001, our executive officers and nonemployee directors as a group held options outstanding under the Stock Incentive Plan and the Stock Option Plan for Nonemployee Directors to purchase a total of 662,500 shares of our common stock which represented approximately 52.74% of the shares of common stock subject to all outstanding options under such plans as of that date. Our executive officers have informed us that they intend to participate in the offer. Our nonemployee directors are not eligible to participate in the offer. Therefore, of the options to purchase a total 662,500 shares of common stock held by our executive officers and nonemployee directors as a group, only options to purchase a total of 624,000 shares of common stock will be tendered for exchange. The following table sets forth the beneficial ownership of each of our executive officers and nonemployee directors of options outstanding under both the Stock Incentive Plan and the Stock Option Plan for Nonemployee Directors as of April 1, 2001:

                                                              NUMBER OF OPTIONS    PERCENTAGE OF
                                                                 TO PURCHASE       TOTAL OPTIONS
                 NAME OF BENEFICIAL OWNERS                      COMMON STOCK        OUTSTANDING
                 -------------------------                    -----------------    -------------
Daniel R. Baty..............................................       244,000             19.42%
Raymond R. Brandstrom.......................................       162,000             12.90%
Gary S. Becker..............................................        63,500              5.05%
Martin D. Roffe.............................................        20,000              1.59%
Suzette McCanless...........................................        63,500              5.05%
Russell G. Kubik............................................        54,000              4.30%
Kellie Murray...............................................        10,000                 *
Susan Scherr................................................         7,000                 *
Motoharu Iue................................................        10,500                 *
Patrick Carter..............................................        10,500                 *
David T. Hamamoto...........................................         8,500                 *
David W. Niemiec............................................         4,500                 *
Charles P. Durkin, Jr.......................................         4,500                 *
All directors and executive officers as a group.............       662,500             52.74%

---------------
* Represents less than 1% of our outstanding options.

SARATOGA TRANSACTIONS

     On December 10, 1999, we entered into an agreement to sell 40,000 shares of our Series B Preferred Stock to Saratoga Partners IV, L.P. and investors related to Saratoga for a purchase price of $1,000 per share. On December 30, 1999, we completed the sale of 30,000 shares of Series B Stock, and we agreed to complete the sale of the remaining 10,000 shares during the first quarter of 2000. David
W. Niemiec and Charles P. Durkin, Jr., two of our directors, are principals of Saratoga.

     Our net proceeds from the sale of all 40,000 shares of the Series B Stock were to be approximately $38.6 million, after fees and expenses of the transaction estimated at $1.4 million. The purchase agreement and related documents provided that we would use $23.0 million to $26.8 million of these proceeds to purchase certain assisted living communities by June 30, 2000. If we did not do so, such proceeds were to be placed in a separate bank account, the disbursement of which would be subject to Saratoga's prior consent. Under a modification letter agreement dated May 15, 2000, we changed our agreements with Saratoga to (i) cancel the sale of the remaining 10,000 shares of Series B Stock, (ii) remove all restrictions and requirements relating to the use of proceeds received from the sale of the original 30,000 shares and (iii) on or before August 8, 2000, issue to Saratoga a seven-year warrant to purchase 1.0 million shares of our common stock at an exercise price of $4.30 per share (with such shares approved for listing on the American Stock Exchange) or, in the alternative, to make a cash payment to Saratoga. In August 2000, we issued the warrant to Saratoga.

     The holders of the Series B Stock are entitled to receive quarterly dividends payable in a combination of cash and additional shares of Series B Stock. From issuance to January 1, 2004, the dividend rate will be 6% of the stated value of $1,000, of which 2% is payable in cash and 4% is payable in Series B Stock at the rate of one share of Series B Stock for every $1,000 of dividend. After January 1, 2004, the dividend rate will be 7%, of which 3% is payable in cash and 4% is payable in Series B Stock. Dividends accumulate, whether or not declared or paid. Prior to January 1, 2007, however, if the cash portion of the dividend is not paid, the cumulating cash portion of the dividend will increase to 7% until the unpaid cash dividends have been fully paid or until January 1, 2007, whichever first occurs. The dividends must be paid or declared and set aside for payment prior to any payment or declaration of dividends on, or purchase or redemption of, any common stock or any other class of preferred stock junior to the Series B Stock. The rights of the holders of Series B Stock to receive dividends are subject to the prior rights of the holders of Series A Stock. For the year ended December 31, 2000, the Company paid two quarterly dividends consisting of $305,000 of cash dividends and issued 609 shares of Series B Stock. Additionally, there are accumulated cash dividends for two quarters of $1.309 million, including one quarter accrued at the accelerated default rate.

     The holders of the Series B Stock have the right at any time to convert each share of Series B Stock into a number of shares of common stock equal to the stated value of $1,000 divided by the conversion price. The conversion price is currently $7.22 per share, subject to adjustment in certain events, including an adjustment pursuant to a weighted average formula if we issue additional shares of common stock, or securities convertible into or exercisable for common stock, at a price less than the then current conversion price. The number of shares issuable on exercise of the warrant and the related exercise price is subject to similar adjustments.

     After January 10, 2003, we can redeem all, but not less than all, of the Series B Stock at $1,000 per share, plus unpaid dividends, if the closing price of the common stock on the American Stock Exchange is at least 175% of the then conversion price for 30 consecutive trading days ending not more than 10 days prior to the date we notify the holders of the redemption. If there is a change in control of Emeritus, each holder of Series B Stock has the right to require us to purchase all or a portion of the Series B Stock owned by such holder for the stated value of $1,000 per share. If we dissolve, liquidate, or windup our affairs, the holders of Series B Stock are entitled to receive, before any payment or distribution is made to the holders of common stock or any other class of preferred stock ranking junior to the Series B Stock, out of our assets available for distribution, the stated value of $1,000 per share and all accrued and unpaid dividends to and including the date of payment to the holder. The liquidation rights of the holders of Series B Stock are subject to the prior rights of the holders of Series A Stock.

     Each share of Series B Stock is entitled to a number of votes equal to the number of shares of common stock into which it is convertible. Except as required by law or as described below, the Series B Stock votes with the common stock and Series A Stock as a single voting group.

     We may not amend or alter the rights and preferences of the Series B Stock so as to adversely affect the Series B Stock without the consent of the holders of a majority of the outstanding shares of Series B Stock. In addition, we may not increase the number of authorized shares of preferred stock or create another series of preferred stock ranking prior to or pari passu with the Series B Stock without the consent of the holders of at least 75% of the outstanding Series B Stock.

     Under a shareholders' agreement, Saratoga is entitled to board representation at a percentage of the entire Board of Directors, rounded up to the nearest whole director, that is represented by the voting power of the Series B Stock owned by Saratoga and its related investors. The shareholders' agreement also provides for a minimum of two Saratoga directors. Saratoga is currently entitled to designate three of eight members of the Board, although it has advised us that it will designate only two at this time. Saratoga's right to designate directors terminates if Saratoga has sold more than 50% of its initial investment and its remaining shares represent less than 5% of outstanding shares of common stock on a fully diluted basis or it is unable to exercise independent control over its shares.

     Under the Designation of Shareholder Rights, whenever the cash dividends have not been paid for six consecutive quarters, Saratoga may designate one director in addition to the other directors that it is entitled to designate under the shareholders' agreement.

     The shareholders' agreement provides that neither Saratoga nor Daniel R. Baty, chairman of the board of directors and chief executive officer, is permitted to purchase voting securities in excess of a defined limit. That limit for Saratoga and its affiliates is 110% of the number of shares of common stock (assuming conversion of the Series B Stock) owned by Saratoga and its related investors immediately after the completion of the financing, plus the Series B Stock (or underlying common stock) issuable as dividends on the Series B Stock. That limit for Mr. Baty is the greater of 110% of the shares of common stock owned by Baty as of December 10, 1999, or 100% of the Saratoga ownership described in the preceding sentence. These restrictions will terminate 18 months after the date on which Saratoga and its related investors cease to hold securities representing 5% of the shares of common stock on a fully diluted basis.

     The shareholders' agreement provides that if Mr. Baty contemplates selling 30% or more of the common stock he owns, Saratoga and its related investors would have the right to participate in the sale on a proportionate basis.

     Pursuant to a registration rights agreement, Saratoga and its related investors have the right to two demand registrations, one of which may be a shelf registration effective for one year, and unlimited piggyback registrations, subject to marketing restrictions imposed by underwriters.

     Pursuant to an investment agreement, commencing January 1, 2007, (a) the holders of the Series B Stock have the right to elect a number of directors (together with other directors selected pursuant to the Designation of Shareholder Rights included in the shareholders' agreement) that would be one director less than a majority of the Board and (b) we will retain Saratoga Management Company LLC to provide management and advisory services to evaluate our strategy relating to shareholder value, real estate and corporate financing, and other strategic initiatives, at an annual fee of $3.2 million. These rights and obligations will terminate at such time that the Series B Stock is converted or redeemed.

NORTHSTAR TRANSACTION

     In October 1997, a group of institutional investors led by NorthStar Capital Partners LLC, of which David T. Hamamoto, one of our directors, is a principal, purchased 25,000 shares of Series A Convertible Exchangeable Redeemable Preferred Stock, representing approximately 10% ownership of Emeritus, for $25 million. The Series A Stock is entitled to a 9% annual dividend, payable quarterly. Each share of Series A Preferred Stock is convertible into that number of shares of common stock equal to $1,000, the liquidation value of a share of Series A Preferred Stock, divided by the conversion price of $18.20 per share. Currently the Series A Preferred Stock is convertible into an aggregate of 1,373,626 shares of our common stock. The Series A Preferred Stock is also exchangeable into convertible debt at our option. The conversion price is subject to adjustment in the event of stock dividends, stock subdivisions and combinations, and extraordinary distributions. The Series A Preferred Stock has a mandatory redemption date of October 24, 2004.

     Pursuant to a shareholders' agreement entered into in connection with this investment, Emeritus and Mr. Baty are required to take all necessary action to:

     - elect one director selected by NorthStar;

     - if NorthStar invests an additional $25 million in Emeritus, elect a second additional director selected by NorthStar; and

     - if the size of our board increases, elect additional directors so that NorthStar's representation shall not be less than one-seventh of the entire board.

     These rights terminate in certain events relating to NorthStar's sale of capital stock or a change in control of NorthStar. All NorthStar transfers are subject to our right of first refusal. In addition, if Mr. Baty sells shares of common stock representing 50% or more of his ownership position, NorthStar is entitled to participate in that sale on a pro rata basis. NorthStar has agreed not to purchase any additional shares of our voting securities, from now until 18 months after it ceases to own 5% of the outstanding common stock on a fully diluted basis.

     In January 2000, we paid NorthStar $2,250,000 and in April 2000, paid an additional $350,000, which represented all dividends in arrears from 1999. For the year 2000, we paid two quarters of dividends of $1.1 million. Additionally, there are accumulated dividends for two quarterly payments of $1.4 million, accrued at the accelerated default rate of 11%.

     Except as otherwise described above, there have been no transactions in options to purchase our common stock or in our common stock that were effected during the 60 days prior to May 9, 2001 by Emeritus or, to our knowledge, by any executive officer, director, affiliate or subsidiary of Emeritus. In addition, except as otherwise described above, neither we nor, to our knowledge, any one of our executive officers or directors is a party to any agreement, arrangement or understanding with respect to any of our securities (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

11. STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER

     Options we acquire pursuant to the offer will be cancelled, and the shares of common stock subject to those options will be returned to the pool of shares available for grants of new options under the Stock Incentive Plan and for issuance upon the exercise of new options. To the extent such shares are not fully reserved for issuance upon exercise of the new options to be granted in connection with the offer, the shares will be available for future awards to employees and other eligible plan participants without further shareholder action, except as required by law or the rules of AMEX or any other securities quotation system or any stock exchange on which our common stock is then quoted or listed.

     We believe that we will not incur any compensation expense solely as a result of the transactions contemplated by the offer because:

     - we will not grant any new options until a business day that is at least six months and one day after the date that we accept and cancel options tendered for exchange;

     - the exercise price of all new options will equal the higher of the fair market value of the common stock on the date we grant the new options or $1.50 per share;

     - we will require any option holder who tenders options in the offer to tender all options he or she has received under the Stock Incentive Plan, including those option grants received during the six months immediately prior to the expiration date of the offer that have an exercise price lower than the exercise price of the options he or she has tendered in the offer; and

     - we will not grant any other options to which an option holder who tendered options in the offer may be entitled until after the date on which we grant the new options.

12. LEGAL MATTERS; REGULATORY APPROVALS

     We are not aware of any license or other regulatory permit that appears to be material to our business that might be adversely affected by the offer or of any approval or other action by any domestic (federal or state) or foreign governmental, administrative or regulatory authority or agency that is required for the acquisition or ownership of the options as described in the offer. Should any such approval or other action be required, we presently intend to seek such approval or take such action. We are unable to predict whether we may determine that we are required to delay the acceptance of tendered options for exchange pending the outcome of any such matter. We cannot assure you that we would be able to obtain any required approval or take any other required action. Our failure to obtain any required approval or take any required action might result in harm to our business. Our obligation under the offer to accept tendered options for cancellation and issue new options is subject to certain conditions, including the conditions relating to legal matters described in
Section 6.

13. MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following is a general summary of the material U.S. federal income tax consequences of the exchange of options pursuant to the offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations and administrative and judicial interpretations thereof as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

     General. We believe that option holders who exchange outstanding options for new options will not be required to recognize income for federal income tax purposes at the time of the exchange or at the time of the grant of the new options.

     Special Rules for ISOs. If your current options are incentive stock options, we believe that your new options will be granted as incentive stock options to the extent they qualify as incentive stock options under the laws on the date of grant.

     For options to qualify as incentive stock options, the value of the shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined, in general, using the option exercise price. The excess value does not qualify for incentive stock option treatment. To the extent the replacement option exceeds the $100,000 incentive stock option limitation, the remainder of the option will be treated for tax purposes as a nonqualified stock option. Therefore, if the exercise price of your new options is higher than the exercise price of some or all of the options you tender, or you receive additional incentive stock options after you tender options for exchange but before we grant new options, or if the vesting of new options overlaps with other grants of incentive stock options, a portion of the new options may exceed the limits for incentive stock options and will be treated as nonqualified stock options. Also, any portion of the tendered options that became exercisable for the first time in 2001 prior to cancellation would be counted against the $100,000 incentive stock option limitation for the new options.

     You will not be subject to current income tax if you do not elect to exchange your eligible incentive stock options for new options.

     If you do not accept the offer, we do not believe that our offer to you will change any of the terms of your eligible incentive stock options. However, even if you decline the offer, the IRS may characterize our offer to you as a "modification" of those incentive stock options. A successful assertion by the IRS that the options have been modified could extend the holding period necessary for the options to qualify for favorable tax treatment and, by reason of the $100,000 stock option limitation discussed above or to the extent the exercise price of your stock options is less than the value of the shares at the time of the offer, could cause a portion of your incentive stock options to be treated as nonqualified stock options. Any assertion by the IRS, even if successful, will not affect the exercise price or vesting schedule of your stock options, and will not result in current income tax consequences to you.

  Tax Consequences of the New Options

     NSOs. You will recognize no income upon the grant of an NSO. Upon the exercise of an NSO, you will recognize taxable ordinary income in an amount equal to the excess of the fair market value of the shares acquired over the option price. Upon a later sale of those shares, you will have short-term or long-term capital gain or loss, as the case may be, in an amount equal to the difference between the amount realized on such sale and the tax basis of the shares sold. If payment of the option price is made entirely in cash, the tax basis of the shares will be equal to their fair market value on the exercise date (but not less than the option price), and the shares' holding period will begin on the day after the exercise date.

     If you use already owned shares to exercise a new option in whole or in part, the transaction will not be considered to be a taxable disposition of the already owned shares. Your tax basis and holding period of the already owned shares will be carried over to the equivalent number of shares received upon exercise. The tax basis of the additional shares received upon exercise will be the fair market value of the shares on the exercise date (but not less than the amount of cash, if any, used in payment), and the holding period for such additional shares will begin on the day after the exercise date.

     Unless you are an independent contractor or foreign resident, we are required to withhold, from regular wages or supplemental wage payments, the income taxes payable in connection with the exercise of an option, or otherwise ensure that the amount of tax required to be withheld is available for payment.

     ISOs. The same tax rules described above apply to an ISO that is exercised more than three months after your termination of employment (or more than 12 months thereafter in the case of permanent and total disability).

     Upon the exercise of an ISO during employment or within three months after your termination of employment (or within 12 months thereafter in the case of permanent and total disability), for regular tax purposes you will recognize no income at the time of exercise (ALTHOUGH YOU WILL HAVE INCOME FOR ALTERNATIVE MINIMUM INCOME TAX PURPOSES AT THAT TIME AS IF THE OPTION WERE A NONQUALIFIED STOCK OPTION), and we will not be allowed a deduction for federal income tax purposes in connection with the grant or exercise of the option. If the acquired shares are sold or exchanged after the later of (a) one year from the date of exercise of the option and (b) two years from the date of grant of the option, the difference between the amount realized by you on that sale or exchange and the option price will be taxed to you as a long-term capital gain or loss. If the shares are disposed of before such holding period requirements are satisfied, then you generally will recognize taxable ordinary income in the year of disposition in an amount equal to the excess, on the date of exercise of the option, of the fair market value of the shares received over the option price paid (or generally, if less, the excess of the amount realized on the sale of the shares over the option price), and you will have capital gain or loss, short-term or long-term, as the case may be, in an amount equal to the difference between (i) the amount realized by you upon that disposition of the shares and (ii) the option price paid by you increased by the amount of ordinary income, if any, recognized by you.

     Special Rules for Insiders. If you are subject to U.S. federal insider trading laws or similar transfer restrictions, we recommend that you consult with your tax advisor regarding the effects of those restrictions on the amount and the timing of income to be recognized by you for regular and alternative minimum tax purposes in connection with the exercise of your options.

     Tax Consequences to Us. In all the foregoing cases, we will be entitled to a deduction at the same time and in the same amount as you recognize ordinary income, subject to the limitations under Section 162(m) of the Internal Revenue Code.

     WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.

14. EXTENSION OF OFFER; TERMINATION; AMENDMENT

     We reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 6 has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay the acceptance for exchange of any options by giving oral or written notice of such extension to the option holders and making a public announcement thereof.

     We also reserve the right, in our sole discretion, prior to the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options tendered for exchange upon the occurrence of any of the conditions specified in Section 6, by giving oral or written notice of such termination or postponement to the option holders and making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of options tendered for exchange is limited by Rule 13e-4(f)(5) under the Securities Exchange Act, which requires that we must pay the consideration offered or return the surrendered options promptly after we terminate or withdraw the offer.

     Subject to compliance with applicable law, we also reserve the right, in our sole discretion, and regardless of whether any event set forth in Section 6 has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of options to be exchanged or surrendered in the offer.

     We may amend the offer at any time by publicly announcing the amendment. If we extend the length of time during which the offer is open, the amendment must be issued no later than 9 a.m. Pacific Standard Time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement relating to the offer will be sent promptly to option holders in a manner reasonably designed to inform option holders of the change, for example, by issuing a press release.

     If we materially change the terms of the offer or the information about the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. Under these rules, the minimum period an offer must remain open following material changes to terms of the offer or information about the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. If we decide to take any of the following actions, we will publish notice of the action:

     - we increase or decrease what we will give you in exchange for your options; or

     - we increase or decrease the number of options to be exchanged in the offer.

If the offer is scheduled to expire within 10 business days from the date we notify you of such an increase or decrease, we will also extend the offer for a period of 10 business days after the date the notice is published.

15. FEES AND EXPENSES

     We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to the offer.

16. ADDITIONAL INFORMATION

     We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this offer to exchange is a part, with respect to the offer. This offer to exchange does not contain all the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following material we have filed with the SEC before making a decision on whether to tender your options:

     1. our annual report on Form 10-K for our fiscal year ended December 31, 2000, as amended, including the financial statements and other information contained therein; and

     2. the description of our common stock included in our registration statement on Form 8-A, including any amendments or reports we file for the purpose of updating that description.

     The SEC file number for these filings is 1-14012. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference rooms. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the following locations of the SEC:

   PUBLIC REFERENCE ROOM       NEW YORK REGIONAL OFFICE     CHICAGO REGIONAL OFFICE
   450 FIFTH STREET, N.W.        7 WORLD TRADE CENTER           CITICORP CENTER
         ROOM 1024                    SUITE 1300                   SUITE 1400
   WASHINGTON, D.C. 20549      NEW YORK, NEW YORK 10048   CHICAGO, ILLINOIS 60661-2511

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like Emeritus, who file electronically with the SEC. The address of that site is http://www.sec.gov.

     We also will provide without charge to each person to whom a copy of this offer to exchange is delivered, upon the written or oral request of any such person, a copy of any or all the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

                              Emeritus Corporation
                         Attention: Investor Relations
                         3131 Elliott Avenue, Suite 500
                           Seattle, Washington 98121

or by telephoning us at (206) 298-2909 between the hours of 9 a.m. and 5 p.m., Seattle, Washington, local time.

17. FORWARD-LOOKING STATEMENTS; MISCELLANEOUS

     This offer to exchange and our SEC reports referred to above include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act. These forward-looking statements involve risks and uncertainties that include, among others, interest rate fluctuations, our ability to obtain adequate debt and equity financing, the demand, pricing, competition, construction, licensing, permitting, construction delays on new developments, contractual and licensure, and other delays on the disposition, transition or restructuring of currently or previously owned, leased or managed communities in our portfolio, and our ability to continue managing our costs and cash flow while maintaining high occupancy rates and market rate assisted living charges in our assisted living communities. We have attempted to identify, in context, certain of the factors that we currently believe may cause actual future experience and results to differ from our current expectations regarding the relevant matter or subject area. These and other risks and uncertainties that potentially could affect our financial results are detailed in our reports filed with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2000.

     We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where this making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the option holders residing in such jurisdiction.

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS OFFER TO EXCHANGE AND THE RELATED ELECTION FORM OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON OUR BEHALF NOT CONTAINED IN THIS OFFER TO EXCHANGE OR IN THE ELECTION FORM, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY US.

                                                                      SCHEDULE A

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                        OFFICERS OF EMERITUS CORPORATION

     The directors and executive officers of Emeritus Corporation and their positions and offices as of April 1, 2001 are set forth in the following table:

                NAME                                    POSITION AND OFFICES HELD
                ----                                    -------------------------
Daniel R. Baty.......................  Chairman of the Board of Directors and Chief Executive
                                       Officer
Raymond R. Brandstrom................  Vice President, Finance, Chief Financial Officer, Secretary
                                       and Director
Gary S. Becker.......................  Senior Vice President of Operations
Martin D. Roffe......................  Vice President, Financial Planning
Suzette McCanless....................  Vice President, Operations -- Eastern Division
Russell G. Kubik.....................  Vice President, Operations -- Central Division
Kellie Murray........................  Vice President, Human Resources
Susan Scherr.........................  Vice President, Signature Services
Patrick Carter.......................  Director
Charles P. Durkin, Jr. ..............  Director
David T. Hamamoto....................  Director
Motoharu Iue.........................  Director
David W. Niemiec.....................  Director

                                [EMERITUS LOGO]

                                  May 9, 2001

        OFFER TO EXCHANGE OPTIONS GRANTED UNDER THE EMERITUS CORPORATION
                 AMENDED AND RESTATED 1995 STOCK INCENTIVE PLAN

     Questions and requests for assistance or for additional copies of this offer to exchange, the election form or any other tender offer materials referred to in the offer may be directed to Tom Cranney, Director of Compensation and Benefits, or Kellie Murray, Vice President, Human Resources, at the address and telephone number listed below.

                              Emeritus Corporation
                         3131 Elliott Avenue, Suite 500
                           Seattle, Washington 98121
                 (telephone: (206) 298-2909 or 1-800-429-4828)
                          (facsimile: (206) 301-4585)